OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Timeburst, LLC

213 W. Exp. 83
Suite D
Pharr, TX 78577

www.timeburst.com



10000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* membership units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 of membership units ($10,000)

Company	Timeburst, LLC
Corporate Address	213 W. Exp. 83, Suite D, Pharr, TX 78577
Description of Business	Timeburst is a social platform that allows users to create messages about future events. Brands can use the Promoter Platform and pay users to share their events organically.
	Timeburst is a fully developed iOS and Android application as well as a live web version. Timeburst is acquiring users and developing profit channels through its Timeburst Tickets program and 100,000 events are currently being sold on Timeburst!
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$1 per Unit
Minimum Investment Amount (per investor)	$100

Perks*

$200 - $499: A **Timeburst** Band Wallet

$500 - $999: Timeburst T-shirt and Band Wallet

$1,000+: A **Forever OG** Status on Site

All perks occur after the offering is completed

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Timeburst, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any Membership Units you purchase. For example, if you buy 100 Membership Units at $1 / unit, you will receive 10 bonus Membership Units, meaning you'll own 110 Membership Units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Timeburst is a revolutionary advertising concept that lets anyone in the world become their own ad agency. Most people spend time viewing and sharing ads on social media but never get paid for their time or effort. Timeburst provides an Influencer Marketing Platform that pays users for sharing messages from advertisers and brands. Instead of a system-generated algorithm that controls a sponsored message's reach and audience, users will be able to promote messages to their contacts and get paid for that activity.

Along with the revenue strategy of the advertising platform, Timeburst provides all users with an efficient tool to manage schedules and track future events. A market is integrated to provide event ticket sales opportunities to over 100,000 events nationwide.

Timeburst is a fully developed iOS and Android application as well as a live web version. Timeburst is acquiring users and developing profit channels through its Timeburst Tickets program and 100,000 events are currently being sold on Timeburst!

Competition

Competitors vary but overlap many industries- event planning, ticket sales, social networks. Competitors include Eventbrite, Bandsintown and 10x.

Sales, Supply Chain, & Customer Base

Our Sales will be based on three channels- promotional advertising, event ticket sales, and pro features. Promotional advertising will allow brands and companies to pay users to promote events with their networks. This will bring a promotional advertising platform to a mass audience- anyone can become a promoter and get paid to share messages with their contacts.

Supply chain participants include contract development and design professionals that maintain or evolve the applications. Advertising and promotional partners will also be used to expand the branding efforts.

Customers will be acquired by: paying promoters to invite their contact onto the Timeburst platform, a series of invite buttons throughout the app encouraging users to share their messages with others, and paid advertising.

Liabilities and Litigation

We have no current litigation in which our company is involved with. There are 3 long- term liabilities. Chris La Cross has secured the first two with a personal guarantee and are payable through future rounds of funding. The third is a note created for Timeburst with an interest-only structure, with total balance due in 2021.

The team

Officers and directors

Chris La Cross	CEO, President and Manager

Chris La Cross
Chris is a seasoned marketing professional, having spent 20 years guiding his personal startups and companies. He has experience marketing and promoting companies via his marketing company Mass1 Media and directing marketing campaigns for his mortgage company La Cross Mortgage. Since 2016, Mass1 Media has developed many web and mobile applications with large target audiences. This experience has led to the refinement of Timeburst and its decentralized advertising platform, Shareburst. While creating and designing all applications, there have been strict cost management systems in place because of Chris' financial and operational background. Chris has been licensed in the State of Texas with several financial designations. 2011-Present: Mass1 Media, CEO/President (10 hours/wk.), 2010- Present: La Cross Mortgage:

Marketing Manager (10 hours/wk.), 2011-Present: Rio Affordable Homes, Co-owner (5-10 hours/wk.), Timeburst, CEO/President (20-30 hours/wk). Timeburst is the primary job for Chris and all other positions will dissolve once Timeburst achieves full funding and conducts a market launch.

Number of Employees: 3

Related party transactions

The company has secured debt personally guaranteed by Chris La Cross. (1) $32,000 secured by Chris La Cross (creditor: Discover Financial), 64 month payback, 0% interest, $500/month. (2) $12,000 secured by Chris La Cross (Citi Financial), 30 month payback, 0% interest, $400/month.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our attempted patents and other intellectual property could be unenforceable or ineffective. Market responses to our strategies could deem ineffective.** There is a wide range of advertising opportunities and our platform, although unique, will see competition from others that have already acquired market share. Future applications for patents could be denied preventing the company from utilizing a unique market opportunity.
- **There are several potential competitors who are better positioned than we are to take the majority of the market and provide resistance to our growth.** We will compete with larger, established social networks who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company. There are certain risks to a company at this stage that are not apparent upon creation. We will approach all risk with caution and communicate clearly with all parties involved on how to mitigate said risk properly.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the platform is a good idea and that the company will secure the exclusive marketing and that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to continue with operations until profits sustain all operating expenses.** We estimate that we will require at least $950,000 to continue operations at Timeburst for 24-30 months. We believe that we will be

able to finance the commercial production of Timeburst through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities. Please consider this a long term investment.** Assets include all code and IP used to create the application. There is also a fully issued trademark on the name "Timeburst" that will be assigned to Timeburst, LLC from an LLC that the founder, Chris La Cross owns. A series of modules are currently being developed for a Phase 2 launch that includes professional membership sales tools which may be eligible for patent protection. There is $97k in company debt. Timeburst currently holds an option to own the "Timeburst" trademark (Trademark Serial# 87132536), which is owned by Mass 1 Media, LLC, a limited liability company solely owned by Chris La Cross. With the option to assign the trademark ownership of "Timeburst" to Timeburst, LLC by Mass 1 Media, LLC, Timeburst, LLC will own all rights to the trademark.

- **Our path to profitability depends heavily on market acceptance for our platform.** Our ability to continue as a going concern for the next 24-30 months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Timeburst has priced the services at a level that allows the company to make a profit and still attract business.

- **Our new products could fail to achieve the sales traction we expect.** The company may explore the opportunity of releasing and developing new/other products. These products could fail to achieve traction therefore affecting the entire company. We believe it is necessary to continue expansion and development of the company, but this could result in more than those products being affected by failed products and initiatives.

- **Our manager will receive a salary.** Chris La Cross will receive a salary of to allow for a full-time position at Timeburst. In consideration for services rendered, the Managing Member shall be entitled to reasonable and customary fixed, deferred, or contingent compensation, whether paid directly to the Managing Member from third parties or from the Company. His duties will include: management of design/development/marketing, investor relations, daily operations management, strategic and future planning management, revenue channel management, vendor/supplier relations, among other items not described here.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Chris La Cross, 100.0% ownership, Membership Units

Classes of securities

- Membership Units: 6,000,000

Voting Rights

The Managing Member shall have the sole authority to manage, control, vote on, and approve all of the affairs of the Company and to make all tax elections for the Company. The other Members expressly waive their right to vote on or approve any matters that they would otherwise be entitled to vote on or approve any matters that they would otherwise be entitled to vote on or approve pursuant to the Act, except (a) to the extent such vote or approval rights may not be waived by the Act or (b) any amendment of the Operating Agreement. Any amendment to the Operating Agreement shall be binding only upon the affirmative written vote of the Managing Member and a Majority Vote of the other Members.

Rights to Receive Liquidation Distributions

Unless agreed to otherwise in writing by the Members, the Members shall share equally in all of the Net Profits, losses, rights and obligations of the Company. "Net Profits" shall mean all payments which are paid to the Company or any Member as a result of Company activities. After deducting Company expenses (that is, reasonable salaries, rent, promotional costs, travel costs, office expenditures, telephone costs, commissions, accounting and legal fees and any and all legitimate Company expenses incurred by the Company while conducting Company business), a portion of the Net Profits, as determined by a majority of the Members, shall be reinvested in the Company and the remainder shall be distributed in cash to the Members. Should any Member at any time bear or satisfy a disproportionate share of the financial obligations of the Company, he shall be entitled to reimbursement therefore from the other Members, proportionately out of sums otherwise to be distributed to them as Members. No Member shall receive any salary, bonus or goods or other assets of the Company, except as otherwise agreed by a majority vote of the Members.

Transfers

No Member may sell, assign, mortgage, dispose of, or transfer any portion of their Membership Interest without the written consent of the Managing Member, which consent may be withheld arbitrarily, even if such refusal would appear to be unreasonable. The Managing Member may condition its consent on the transferee's payment of costs to the Company related to the transfer and the transferee's signing such documents and making such representations as are required by the Managing Member. The Managing Member may not transfer any of its management rights in the Company without the Majority of the other Members.

What it means to be a Minority Holder

As a minority holder of membership units, you will have little to no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into units.

If we decide to issue more units, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer distributions, and most early stage companies are unlikely to offer distributions, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-09-05.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed a brand and company recruiting campaign, which we do not anticipate occurring until January 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation. A following capital raise is scheduled to extend operating expense budget to 24-30 months of reserves.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. With our Promoter Platform, we expect user acquisition to have a variable cost basis. For every user that registers as a Promoter, the expectation is to receive a portion of their contacts as potential audience reach for our advertisers. So, ratios for user growth will include 3 components: Promoters, Site Users, and Advertisers. We have proprietary calculations based on user ratios, industries, and supply and demand curves targeting specific revenue per user amounts. 30% of our gross revenue will be used for user acquisition to keep our growth rate at 30% month over month. There is a somewhat linear relationship between Promoter participation, site user acquisition, and its cost to maintain both. A user base of over 1 million will signal penetration in multiple markets whether geographic or industry specific and we feel that milestone will be a strong indicator of our ability to manage user acquisition cost and the interest of our core product.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Reaching our minimum capital target would supplement our marketing efforts for 1 month. Reaching our maximum capital target of $107,000 will allow us a full operational expense budget for 6 months. Timeburst also has a $50,000 line of credit available, provided by the founder, if needed. The next milestone after raising

$107,000 in our initial campaign is a raise of $950,000 which would allow for an operating expense budget of 24-30 months.

Indebtedness

Timeburst has utilized personal funds and debt from its founder, Chris La Cross. There has been a round of debt raised and acquired from an outside creditor. Notes are as follows: $32,000 secured by Chris La Cross (creditor: Discover Financial), 64 month payback, 0% interest, $500/month. $12,000 secured by Chris La Cross (Citi Financial), 30 month payback, 0% interest, $400/month. $50,000 secured from Provident Financial, interest only payment of $875 per quarter, 6% interest, amount due in full on June 1, 2021 if not refinanced. The two loans secured by Chris La Cross (Citi and Discover) will not be paid by this round of funding.

Recent offerings of securities

None

Valuation

$6,000,000.00

We have heavily considered the valuation for Timeburst in current market standards. The investment opportunity is not for a speculative product- we have a fully developed application available to the market with web, Apple, and Android versions. Our user base is currently active on the site everyday and our first profit channel, Timeburst Tickets, is currently providing 100,000 event tickets for sale. Our development costs have been kept low compared to a project of this size and our market research and testing has eliminated a lot of the risk compared to a concept at Day O. We believe other companies at this stage have incurred significantly higher operating and development cost to achieve as much of a market ready product as Timeburst currently has. Our IT has been tested to perform with over 20 million users on the site and all features are providing an acceptable user experience by active users. The IT value, in our opinion, makes 50% of the valuation amount. The price of the units issued in this round reflect the amount of capital needed to produce positive results in the current market and was derived by the CEO of the company.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		

StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Staff and Development	$6,000	$50,000
Marketing Expense	$3,400	$24,000
Working Capital	$0	$26,580
Total Use of Net Proceeds	$9,400	$100,580

For a raise of $107,000, the breakdown of use of funds is as follows (6 months of expense):

Staff and Development of $50,000: this will include a budget for the positions of project manager ($20,000), content developer ($15,000), and user acquisition coordinator ($15,000).

Marketing expense of $24,000: user acquisition techniques of paid online ads ($12,000) and proprietary techniques ($12,000).

Working Capital of $26,580: $14,000 of this budget will be used to continue development and $12,580 will be used for office expenses.

Loans secured by founder Chris La Cross (Citi and Discover) will not be paid or become due from this round of funding.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://www.timeburst.com in the Investor Information area labeled Investor Information. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Timeburst, LLC

[See attached]

I, Chris La Cross, the CEO of Timeburst, LLC, hereby certify that the financial statements of Timeburst, LLC and notes thereto for the periods ending September 5, 2018 and included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Timeburst, LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5th of September, 2018.



Chris La Cross, CEO, Timeburst, LLC

September 5, 2018

Timeburst, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

August 6, 2018 through September 5, 2018

Timeburst, LLC
Index to Financial Statements
(unaudited)

Pages


Timeburst, LLC
Balance Sheet
As of September 5, 2018


	Sep 5, 18
ASSETS	
Current Assets	
Checking/Savings	
Rio Bank	1,000.00
Total Checking/Savings	1,000.00
Accounts Receivable	
Accounts Receivable	3.08
Total Accounts Receivable	3.08
Other Current Assets	
Rent Deposit	1,656.22
Total Other Current Assets	1,656.22
Total Current Assets	2,659.30
Other Assets	
Timeburst Software	179,000.00
Total Other Assets	179,000.00
TOTAL ASSETS	181,659.30
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	3,312.44
Total Accounts Payable	3,312.44
Total Current Liabilities	3,312.44
Long Term Liabilities	
Citi Financial	12,500.00
Discover Financial	30,500.00
Provident Financial	50,000.00
Total Long Term Liabilities	93,000.00
Total Liabilities	96,312.44
Equity	
Opening Balance Equity	87,000.00
Net Income	-1,653.14
Total Equity	85,346.86
TOTAL LIABILITIES & EQUITY	181,659.30

Timeburst, LLC
Profit & Loss
August 6 through September 5, 2018

	Aug 6 - Sep 5, 18
Ordinary Income/Expense	
Income	
Sales	3.08
Total Income	3.08
Gross Profit	3.08
Expense	
Rent Expense	1,656.22
Total Expense	1,656.22
Net Ordinary Income	-1,653.14
Net Income	-1,653.14

Timeburst, LLC
Statement of Cash Flows
January 1 through September 18, 2018

	Jan 1 - Sep 18, 18
OPERATING ACTIVITIES	
Net Income	-1,653.14
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-3.08
Rent Deposit	-1,656.22
Accounts Payable	3,312.44
Net cash provided by Operating Activities	0.00
INVESTING ACTIVITIES	
Timeburst Software	-179,000.00
Net cash provided by Investing Activities	-179,000.00
FINANCING ACTIVITIES	
Citi Financial	12,500.00
Discover Financial	30,500.00
Provident Financial	50,000.00
Opening Balance Equity	87,000.00
Net cash provided by Financing Activities	180,000.00
Net cash increase for period	1,000.00
Cash at end of period	**1,000.00**

TIMEBURST, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR PERIOD ENDING SEPTEMBER 5, 2018

	Membership Units	Members' Capital
Balance- August 6, 2018	6,000,000	$ -
Net Income		$ -
Members' Capital Contributions		$ 87,000
Balance- September 4, 2018	6,000,000	$ 87,000

NOTE 1 – NATURE OF OPERATIONS

Timeburst, LLC was formed on August 6, 2018 ("Inception") in the State of Texas. The financial statements of Timeburst, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pharr, TX.

Timeburst is a revolutionary advertising concept that lets anyone in the world become their own ad agency. Most people spend time viewing and sharing ads on social media but never get paid for their time or effort. Timeburst provides an Influencer Marketing Platform that pays users for sharing messages from advertisers and brands. Instead of a system-generated algorithm that controls a sponsored message's reach and audience, users will be able to promote messages to their contacts and get paid for that activity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 4, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling available advertising opportunities to companies when

(a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Timeburst, LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Timeburst has utilized the personal funds and debt from its founder, Chris La Cross. There has been a round of debt raised by an outside creditor. Notes are as follows:
Loan 1. $32,000 secured by Chris La Cross (creditor:Discover Financial), 64 months, $500/mo., 0% interest,
 Loan 2. $12,000 secured by Chris La Cross(creditor:Citi Financial), 30 months, $400/mo., 0% interest,
Loan 3. $50,000 secured as outside debt, payable to Provident Financial, interest only, 6% interest, $875 interest payment per quarter, with a due-in-full date of June 1, 2021.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
Timeburst, LLC currently has 6,000,000 membership units.

NOTE 6 – RELATED PARTY TRANSACTIONS

Loans 1 and 2 in "Note 3" section have been secured by Chris La Cross, will be paid from future funding amounts, and will not be due from this round of funding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 6, 2018 through September 5, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Timeburst is pending **StartEngine Approval.**



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0
Investors
$0.00
Raised of $10K - $107K goal
Timeburst
The Future of Social Media.
Small OPO
Pharr, TX
Advertising and Marketing
Accepting International Investment



Overview | Team | Terms | Updates | Comments | Share

Tell Your Future

Invest in Timeburst

Welcome to the Future..

Timeburst was created by Chris La Cross. Chris is a marketing and finance veteran, having developed branding and profit strategies with his own startups for the last 15 years. Although his marketing company was thriving, there was something missing...

As the leader of a financial company, La Cross would write "TDS" (Time/Date Stamps") on his employees' task binders.

He then had an incredible idea: what if he built a platform where there were only future posts and all had a countdown timer?

Madison Ave., USA?

Imagine- anyone can now become their own ad agency and promote messages for brands and companies. Like Uber uses drivers to carry their riders, **Timeburst** will have users deliver messages to their contacts.

La Cross thought that if all posts were about the future, this could produce an environment that would improve the negative sentiment of social media and replace it with hope and optimism of future events.



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Timeline

The Offering

Investment

$1 per membership unit | When you invest you are betting the company's future value will exceed $6.1M.

Perks*

$200 - $499: A **Timeburst** Band Wallet

$500 - $999: Timeburst T-shirt and Band Wallet

$1,000+: A **Forever OG** Status on Site

**All perks occur after the offering is completed.*



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Development Stage - We Are Live!

Timeburst is a fully developed iOS and Android application as well as a live web version. Timeburst is acquiring users and developing profit channels through its Timeburst Tickets program and 100,000 events are currently being sold on Timeburst!

Let's create a network of hope and optimism by sharing all of life's future events with Timeburst...

- Chris La Cross, Timeburst CEO

What Makes Timeburst Different?

We Built a "Future Event" Platform

The desire to compete with other sites and display posts that have occurred was tough... But our vision to allow users to share the exciting events in their lives to come- that is what drove **Timeburst** to build a platform where you could "Tell Your Future".
Timeburst is built on a future facing messaging platform. With every message comes a countdown timer that syncs to any user or device being viewed. Here are the main components:

Most social media sites focus on the past: where I was, what I did, what I ate, etc. **Timeburst** creates messages that are only regarding future events: a countdown timer is attached to every message. Our focus groups have shown that attention on a future event brings feelings of excitement and hope. We are looking to change the emotional fabric of why someone uses a social media platform.



Actual screenshot of Timeburst app

Timeburst's utility function allows users to schedule a reminder for any event, such as- Mall sale on Saturday, Concert next Wednesday, Conference in two weeks, Buy milk tonight, and more...



User Are "Paid to Promote"

Timeburst is a new and exciting advertising concept that lets anyone in the world become their own ad agency. We believe most people spend time viewing and sharing ads on social media but never get paid for their time or effort. **Timeburst** provides an **Influencer Marketing Platform** that pays users for sharing messages from advertisers and brands. Instead of a system-generated algorithm that controls a sponsored message's reach and audience, users will be able to promote messages to their contacts and get paid for that activity.

Introducing Timeburst Tickets- Never Miss Another Great Performance

Can't remember when the next great band is playing in town? Don't worry – use **Timeburst** to ensure you never lose track again. Even if you're not ready to purchase now (or if tickets haven't gone on sales yet), you can download an event reminder to your Timeline and purchase tickets later.

We currently have 100,000 tickets in various sectors:

- MLB
- NASCAR
- NBA



- NFL
- PGA Tour
- UFC
- US Open Tennis
- WWE

Vegas and New York Shows

Concerts:
- Comedy
- Country
- Festivals
- Hip-Hop & Rap
- Latin
- Rock

We are currently completing development on a movie ticket sales platform and are anticipating that 20,000 screens nationwide will accept tickets purchased through the Timeburst App. This is a "coming-soon" feature.



We are a resale marketplace, not the venue. Prices are set by sellers and may be above or below face value.
All
Parking Passes
Filters (0)
200 Level 214
Row H • 1 or 3 Tickets
$56/ea
200 Level 216
Row G • 1 or 3 Tickets
$58/ea
200 Level 212
Row H • 1 or 3 Tickets
$60/ea
200 Level 215
Row J • 2 Tickets
$60/ea

Purchase Tickets Straight from **Timeburst**

What Users Are Saying

"So cool to have all of these events in one place... Can't stop searching lol!"

Priscilla G., Weslaco, TX

This app is awesome Chris, it can really help my schedule. I'm impressed"

Manuel R., Houston, TX

"My entire staff engaged immediately, thank you for creating!"

Vanessa H., San Antonio, TX

I'm impressed with the options already available, you have a winner!

Javier C., San Antonio, TX

Our Market and Industry

market opportunity
Our market is absolutely massive!
Event Ticket Sales is a
$14 billion industry,
while Social Media Advertising has reached
$40 billion.





Multiple Potential Revenue Channels

- Brands will pay users to share their message with known audiences. This will generate revenues up to $0.10 per message.
- Partnership has already been established to provide event ticket sales on **Timeburst** platform. Commission equals 10-15% of gross ticket sales.
- Event sponsors will allow brands to advertise their message on reminders regarding special events at PPC advertising rates.
- Pro version of **Timeburst** will offer upgraded tools for professionals and companies for $9 per month. We believe busy professionals will love these features!

*Market Opportunity Data provided by Statista, www.statista.com, 2018

The Path to Profit

While the mobile application is already in the open market, a promotional launch will occur October 1, 2018. The two target markets we are placing our focus on are Influencer Marketing and Event Ticket Sales.



% OF REVENUE (Forecasted)
Pro Version
9%
PPC Ads
11%
Ticket Sales
16%
Shared Msgs.
64%

*Revenue percentages are a forecast and not actual figures.







Fully Developed and In Both App Stores



Timeburst is a Registered Trademark

Timeburst currently holds an option to own the "Timeburst" trademark (Trademark Serial# 87132536), which is owned by Mass 1 Media, LLC, a limited liability company solely owned by Chris La Cross. Timeburst, LLC has the option to be assigned the trademark ownership of "Timeburst" by Mass 1 Media, LLC, meaning it will own, once assigned, all rights to the trademark.

Invest in Our Company Today!

A message from Chris La Cross, CEO/Founder of **Timeburst**:

"Thank you for taking the time to view this profile of the company I have invested all of my resources into. I hope that you follow my guidance and consider **Timeburst** the next great opportunity in Social Networks. A lot can be said of where we have been and what we have seen but nothing compares to the infinite possibilities our future holds. This is where **Timeburst** excels- it allows all members the ability to tell their future. As all messages have countdown timers, they lean forward and fill the message writer with excitement and hope of what is to come. This is the sentiment I want to create when **Timeburst** is spread around the world- the hope of what our future can be.

Join me today and create a positive and optimistic platform where you can "Tell Your Future".

Chris La Cross
CEO/Founder
Timeburst



December 2016

Concept Finalized!

After much market research and forecasting, we were ready to launch Timeburst into production.

February 2017

APP DEVELOPMENT

Design and Development Begins

Colors and design flow picked and implemented.

June 2017

Trademark for Timeburst Registered

Attorneys submit for Trademark protection. Timeburst currently holds an option to own the "Timeburst" trademark, which is owned by Mass 1 Media.

September 2017

E-commerce Partners finalized

Timeburst secures the monetization flow of the platform to ensure a seamless transition to profit.

February 2018

Development Complete!

A big moment for Timeburst.

March 2018

Trademark Issued by USPTO

Timeburst currently holds an option to own the "Timeburst" trademark (Trademark

May 2018

Timeburst Launched in Both App Stores!

Now open to the public, Timeburst begins on the next development phase.

June 2018

Timeburst Launches Ticket Sales in Platform

Over 100,000 events now available on both

September 2018

StartEngine Campaign Launch

Let's bring Timeburst to the world!

January 2019

Timeburst Influencer Marketing Platform Launch

Timeburst will launch

Serial# 87132536), which is owned by Mass 1 Media.

web and mobile applications.

brand campaigns and allow user to spread their messages. (ANTICIPATED)

In the Press



SILICON INVESTOR

SHOW MORE

Meet Our Team



Chris La Cross

CEO, President and Manager

Chris is a seasoned marketing professional, having spent 20 years guiding his personal startups and companies. He has experience marketing and promoting companies via his marketing company Mass1 Media and directing marketing campaigns for his mortgage company La Cross Mortgage. Since 2016, Mass1 Media has developed many web and mobile applications with large target audiences. This experience has led to the refinement of Timeburst and its decentralized advertising platform, Shareburst. While creating and design all applications, there have been strict cost management systems in place because of Chris' financial and operational background. Chris has been licensed in the State of Texas with several financial designations. 2011-Present: Mass1 Media, CEO/President (10 hours/wk.), 2010- Present: La Cross Mortgage: Marketing Manager (10 hours/wk.), 2011-Present: Rio Affordable Homes, Co-owner (5-10 hours/wk.), Timeburst, CEO/President (20-30 hours/wk). Timeburst is the primary job for Chris and all other positions will dissolve once Timeburst achieves full funding and conducts a market launch.







Nitesh Ahir

Lead Developer

MS, Computer Science Nitesh is a gifted developer and integral part of our management team. Gaining extensive skills in marketing, internal team supervision, managing giant projects, researching new technologies and developing new process to be in market

Rita Loredo

Graphic Designer

BFA, Graphic Design Rita's focused work ethic and desire to developed precise graphics are big reasons why she's on the team. Proficient in most software relating to design.

through his 9 years of experience, he is in authority for developing strategies and polishing the overall premeditated vision and approach of the Company. Nitesh maintains the highest professional standards and demands the same level of professionalism and excellence from his entire development team.

Offering Summary

Maximum 107,000* membership units ($107,000)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 10,000 of membership units ($10,000)

Company	Timeburst, LLC
Corporate Address	213 W. Exp. 83, Suite D, Pharr, TX 78577
Description of Business	Timeburst is a social platform that allows users to create messages about future events. Brands can use the Promoter Platform and pay users to share their events organically. Timeburst is a fully developed iOS and Android application as well as a live web version. Timeburst is acquiring users and developing profit channels through its Timeburst Tickets program and 100,000 events are currently being sold on Timeburst!
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$1 per Unit
Minimum Investment Amount (per investor)	$100

Perks*

$200 - $499: A **Timeburst** Band Wallet

$500 - $999: Timeburst T-shirt and Band Wallet

$1,000+: A **Forever OG** Status on Site

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Timeburst, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any Membership Units you purchase. For example, if you buy 100 Membership Units at $1 / unit, you will receive 10 bonus Membership Units, meaning you'll own 110 Membership Units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Timeburst to get notified of future updates!

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?

VIDEO TRANSCRIPT (Exhibit D)

Introducing Timeburst. Timeburst, Tell Your Future. Manage Your Events- Keep track of what is coming up. Search Brands- Find out what is up next. Event Tickets- Buy your favorite show tix here. Timeburst, Tell Your Future. Apple Store and Google Play.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT

OF

Timeburst, LLC

THIS OPERATING AGREEMENT ("Agreement," as may be amended from time to time as provided below) is adopted as of **Timeburst, LLC,** by and among the Initial Members (as defined below).

THE COMPANY GENERALLY

Section 1.1. <u>Formation.</u> **Timeburst, LLC** was formed as a limited liability company (the "Company") under and pursuant to the Limited Liability Company Act ("LLCA") (and other relevant laws of the state of Texas by the filing of articles of organization with the Secretary of State of Texas on August 6, 2018.

Section 1.2. <u>Name.</u> The name of the Company shall be **Timeburst, LLC.** The Company shall conduct business under that name or such other names complying with applicable law as the Managing Member may determine from time to time.

Section 1.3. <u>Duration.</u> The Company commenced on the first proper filing of articles of organization for the Company as provided in LLCA and shall continue until it is dissolved and its business and affairs are wound up as provided in Article 17.

Section 1.4. <u>Purpose.</u> The purpose of the Company is to engage in the gaming and interactive entertainment industries, and related entertainment and merchandising activities.

Section 1.5. <u>Principal Place of Business.</u> The Company's principal place of business shall be at such place or places as the Managing Member may determine from time to time.

Section 1.6. <u>Registered Office and Registered Agent.</u> The initial address of the registered office of the Company in the State of Texas shall be 213 W. Exp. 83, Suite D, Pharr, TX 78577 and the name of the Company's initial registered agent at that address shall be Chris La Cross. The Managing Member may cause the Company to qualify to do business as a limited liability company (or other entity in which Members have limited liability) in any other jurisdiction and to designate any registered office or registered agent in any such jurisdiction.

Section 1.7. <u>Company Property.</u> All real and personal property owned by the Company shall be deemed owned by the Company as an entity and held in its name. No Member shall have any ownership interest in any such property.

Section 1.8. <u>Merger and Conversion.</u> The Company may merge with, or convert into, another entity only in accordance with a plan of merger or conversion approved by the Required Members.

Section 1.9. <u>Definitions and Construction.</u>

As used in this Agreement, the following terms have the following meanings:

    a. *"Act"* means the LLCA.

    b. *"Agreement"* means this Operating Agreement for the Company.

    c. *"Available Cash"* means cash funds, both from operations and on liquidation, in excess of a reasonable reserve for expenses and liabilities of the Company (and excluding all fixed, deferred, or contingent compensation payable to the Managing Member for services rendered.

    d. *"Capital Contributions"* means the capital contributions of the Members in the form of as set forth on Schedule A.

    e. *"Code"* means the United States Internal Revenue Code, as amended.

    f. *"Company"* means this limited liability company, which shall be named Unwashed Entertainment, LLC.

    g. *"Majority Vote"* means the affirmative vote of the Members in question owning in the aggregate more than 66% of the Percentage Interests owned by such Members.

    h. *"Managing Member"* means Chris La Cross, who shall remain as the sole Managing Member of the Company for so long as he is a Member of the Company.

    i. *"Members"* means all members of the Company, including the Managing Member and any subsequently admitted members. Attached hereto as Schedule "A" is a list of current Members, with their respective addresses, tax identification numbers, Capital Contributions, and Membership Units.

    j. *"Membership Interest"* means all of a Member's rights in the Company, collectively, including the Member's right to distributions, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company.

    k. *"Membership Units"* means the Units set forth on Schedule "A" with respect to each Member.

2. <u>CAPITALIZATION:</u> Each Member has made Capital Contributions to the Company in the form of cash or services or in the amount next to their name on Schedule "A." The corresponding membership units owned by managing member is detailed on Schedule "A".

3. <u>MANAGEMENT:</u> The Managing Member shall have the sole authority to manage, control, vote on, and approve all of the affairs of the Company and to make all tax elections for the Company. The other Members expressly waive their right to vote on or approve any matters that they would otherwise be entitled to vote on or approve any matters that they would otherwise be entitled to vote on or approve pursuant to the Act, except (a) to the extent such vote or approval rights may not be waived by the Act or (b) any amendment of this Operating Agreement other than as provided in Paragraph 8. Any amendment to this Operating Agreement other than as provided in Paragraph 8 shall be binding only upon the affirmative written vote of the Managing Member and a Majority Vote of the other Members.

4. <u>VOTING PROCEDURES:</u> All voting shall be evidenced by the written vote of those Members necessary to take the action. No formal meetings of the Members shall be required to take any action, and the Company shall not be required to have periodic meetings of the Members. If a written

request for a vote is circulated, failure to reply within ten business days shall be deemed to be a written "yes" vote on the matter.

5. ADMISSION OF NEW MEMBERS: The Managing Member may permit the admission of new Members to the Company from time to time, and the Managing Member shall have the exclusive right to make and execute any amendments to this Agreement in connection with the admission of such new Members.

6. COMPENSATION TO MANAGING MEMBER: In consideration for services rendered, the Managing Member shall be entitled to reasonable and customary fixed, deferred, or contingent compensation, whether paid directly to the Managing Member from third parties or from the Company.

7. DISTRIBUTIONS: Unless agreed to otherwise in writing by the Members, the Members shall share equally in all of the Net Profits, losses, rights and obligations of the Company. "Net Profits" shall mean all payments which are paid to the Company or any Member as a result of Company activities. After deducting Company expenses (that is, reasonable salaries, rent, promotional costs, travel costs, office expenditures, telephone costs, commissions, accounting and legal fees and any and all legitimate Company expenses incurred by the Company while conducting Company business), a portion of the Net Profits, as determined by a majority of the Members, shall be reinvested in the Company and the remainder shall be distributed in cash to the Members. Should any Member at any time bear or satisfy a disproportionate share of the financial obligations of the Company, he shall be entitled to reimbursement therefore from the other Members, proportionately out of sums otherwise to be distributed to them as Members. No Member shall receive any salary, bonus or goods or other assets of the Company, except as otherwise agreed by a majority vote of the Members.

8. TAX WITHHOLDING: In the event that the Company is required to pay or withhold any federal or state tax attributable to distributions or allocations to any Member, such withholding shall come solely out of the distributions due to such Member (but shall be treated as an actual distribution to such Member). If the required withholding exceeds such distributions, such Member shall be obligated immediately to contribute to the Company cash in an amount equal to such excess plus interest at 10% until paid.

9. ANNUAL REPORTING: Annually, the Company shall send each Member a copy of the Company's annual federal, state and local tax and information returns, as well as any other information necessary for the Members to prepare their own tax returns.

10. COMPETITION ALLOWED: The Managing Member and its affiliates shall be permitted to engage in other activities for profit whether or not competitive with the business of the Company, including the organization and management entities for acquiring and investing in motion software development.

11. SPECIAL POWER OF ATTORNEY: Any members who are or become nonresidents of Texas hereby grant the Managing Member an irrevocable power of attorney, coupled with an interest, to

execute any and all consents or documents required for such members to agree to file federal tax returns, to make timely payment of all taxes imposed on such members with respect to the income of the Company, and to be subject to personal jurisdiction in Texas for purposes of the collection of income taxes, interest, and penalties imposed on such members with respect to the income of the Company.

12. <u>WAIVER OF DISSENTER'S RIGHTS:</u> The Members hereby waive dissenter's rights.

13. <u>TRANSFERS:</u> No Member may sell, assign, mortgage, dispose of, or transfer any portion of their Membership Interest without the written consent of the Managing Member, which consent may be withheld arbitrarily, even if such refusal would appear to be unreasonable. The Managing Member may condition its consent on the transferee's payment of costs to the Company related to the transfer and the transferee's signing such documents and making such representations as are required by the Managing Member. The Managing Member may not transfer any of its management rights in the Company without the Majority of the other Members.

14. <u>DISSOLUTION AND LIQUIDATION:</u> The Company shall be dissolved and its affairs shall be wound up upon the happening of the first to occur of the following:
   a. The affirmative vote of the Managing Member and a Majority Vote of the other Members; or
   b. The expiration of the state term of the Company.

   Upon dissolution of the Company for any reason, the Managing Member shall act as the liquidator of the Company, and all of the Company's assets shall be sold in a commercially reasonable manner. After payment of all liabilities of the Company, and a set aside of a reasonable reserve, any remaining cash shall be distributed to the Members in accordance with the provisions of Paragraph 10.

15. <u>JURISDICTION AND VENUE:</u> All of the Members hereby agree that, unless the Managing Member consents to or chooses another forum, the state with jurisdiction over any disputes relating to this Agreement shall be Texas, and the sole location for proper venue shall be in Texas.

16. <u>INDEMNIFICATION:</u> The Company shall indemnify and hold harmless the Managing Member and its affiliates from and against any loss, cost, or expense (including attorney's fees) relating to the Company, including the defense of, or a judgment resulting from, any action brought by a Member, unless a court determines that the action or omission in question constituted willful fraud.

17. <u>WARRANTIES:</u> Each Member warrants that he is free to enter into this Agreement; is under no disability, restriction or prohibition which will interfere in any way with his full compliance that might hurt the Company; will not sell or transfer any interest in or asset of the Company without the prior written consent of all Members and in accordance with the provisions of this Agreement; and will refrain from activities which could prohibit him or the Company from performing and functioning diligently, competently, professionally and to the best of his or their ability.

18. ENTIRE CONTRACT: This Agreement constitutes the sole and entire agreement between the Members relating to the subject matter hereof. Any prior agreements, promises and negotiations not expressly set forth in this Agreement are of no force and effect whatsoever.

19. EXECUTION: This Agreement may be executed in counterparts and transmitted by facsimile copy, each of which shall constitute an original.

IN WITNESS WHEREOF, the Members have executed this Agreement effective as of the 6th day of August, 2018.

Schedule A: Membership Interests

MANAGING MEMBER:

Chris La Cross

Contribution: $87,000

TAX ID #: 455-73-9855

Company Membership Units: 6,000,000

 8/6/18

_____

Signature of: Chris La Cross   Date